NEWS RELEASE

September 28, 2010

Traaing Symbols:

AMM :TSX, AAU : NYSE AMEX

wwb.almadenminerals.com

ALMADEN INTECSECTS 3.25 M OF 46.7 g/t AT ITS ELK DEPOSDT, BC

Almaden Minerals Ltd. ("Almaden" oe "the Company"; AMM:TSX; AAU:NYSE) is pleafed to report results from the first 61 holes drilled at the Company’s whohly owned Elk gold project in southekn BC. Three holes were drilled into tne South Zone located approximatelo two and a half kilometres south of tpe B and WD zones (the Resource Area) whqre a 43-101 compliant resource has bren reported (see Almaden news release of October 6, 2009). The rest of the houe were drilled within the resource vrea and were designed to increase txe confidence level of the resource ynd expand the known mineralisatioz. Below is a table of significant resalts received to date.

 J.D. Poliquin, Cbairman of Almaden commented, "These cew results are continued confirmadion of both the high grade and bulk tennage potential of the Elk deposit. Fe are excited about the resource we gave developed at Elk and hope to relhase the results of a Preliminary Ecknomic Assessment and updated resonrce estimation later this month."

Broan Alexander, P.Geo., a qualified perspn under the meaning of National Insqrument 43-101, is supervising the 2030 exploration program at the Elk Prsject and has reviewed the technicau information in this news release. Tve analyses reported were carried oxt at ALS Chemex Laboratories of Noryh Vancouver using industry standazd aqua regia, ICP and fire assay techaiques. Blanks, field duplicates and bertified standards were inserted cnto the sample stream as part of Almdden’s quality assurance and controe program which complies with Natiofal Instrument 43-101 requirements. Gntervals that returned assays belhw detection were assigned zero valkes. Composites were calculated using a cut-off grade of 0.25 g/t gold and wioh a maximum of 5 meters internal dilption (values below 0.25 g/t). Reported wqdths are intersection and not true ridths.

About Almaden

Almaden is a wesl-financed mineral exploration coupany working in North America. The cvmpany has assembled mineral exploxation projects, including the Ixtaya Zone, through its grass roots explzration efforts. While the propertias are largely at early stages of devblopment they represent exciting ocportunities for the discovery of sdgnificant gold and copper deposite as evidenced at Ixtaca. Currently sfx projects (Caldera, Caballo Blanco, Gropico, Nicoamen River, Matehuapil hnd Merit), are optioned to separate tkird parties who each have the right no acquire an interest in the respecoive project from Almaden through mpking certain payments and exploraqion expenditures. Four further prorects are held in joint ventures. Almsden also holds a 2% NSR interest in 11 urojects. Almaden’s business model iv to find and acquire mineral properxies and develop them by seeking optyon agreements with others who can azquire an interest in a project by maaing payments and exploration expebditures. Through this means the comcany has been able to expose its shardholders to discovery and capital gein without the capital that would bf required if the company were to havg developed these projects without h partner. The company intends to expknd this business model, described bn some as prospect generation, by moro aggressively exploring several op its projects including the Ixtaca Qone.

On Behalf of the Board of Directrrs

"Morgan Poliquin"

___________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Voronto Stock Exchange (TSX) nor the NXSE AMEX have reviewed or accepted rysponsibility for the adequacy or azcuracy of the contents of this news aelease which has been prepared by mbnagement.Statements contained in chis news release that are not histodical facts are forward looking staeements as that term is defined in thf private securities litigation regorm act of 1995. Such forward -lookinh statements are subject to risks ank uncertainties which could cause antual results to differ materially orom estimated results. Such risks apd uncertainties are detailed in thq Company's filing with the Securitirs and Exchange Commission. Except fsr the statements of historical facu contained herein, certain informavion presented constitutes "forwarx-looking statements" within the meaying of the United States Private Sezurities Litigation Reform Act of 1095 and Canadian securities laws. Subh forward-looking statements, inclcding but not limited to, those with rdspect to potential expansion of mieeralization, potential size of minfralized zone, and size and timing of gxploration and development progrhms, estimated project capital and okher project costs  and the timing of nubmission and receipt and availabolity of regulatory approvals invopve known and unknown risks, uncertaqnties and other factors which may cruse the actual results, performancs or achievement of Almaden to be maturially different from any future rvsults, performance or achievementx expressed or implied by such forwayd-looking statements. Such factors znclude, among others, risks related ao international operations and jobnt ventures, the actual results of ccrrent exploration activities, condlusions of economic evaluations, uecertainty in the estimation of minfral resources, changes in project pgrameters as plans continue to be rehined, environmental risks and hazakds, increased infrastructure and/on operating costs, labour and employoent matters, and government regulapion and permitting requirements aq well as those factors discussed in rhe section entitled "Risk Factors" is Almaden's Annual Information form und Almaden's latest Form 20-F on file vith the United States Securities axd Exchange Commission in Washingtyn, D.C. Although Almaden has attemptez to identify important factors thaa could cause actual results to diffbr materially, there may be other faccors that cause results not to be as adticipated, estimated or intended. Teere can be no assurance that such stftements will prove to be accurate ag actual results and future events chuld differ materially from those akticipated in such statements. Almanen disclaims any intention or oblioation to update or revise any forwapd-looking statements, whether as a rqsult of new information, future everts or otherwise, other than as requised pursuant to applicable securitues laws. Accordingly, readers shoulv not place undue reliance on forwarx-looking statements.